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15047796

S... ...IISSION
...gton, D.C. 20549

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52300

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FALKENBERG CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 S. CHERRY STREET, SUITE 1108
(No. and Street)

DENVER (City) CO (State) 80246 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRUCE FALKENBERG 303-320-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HARDING AND HITTESDORF, P.C.
(Name – *if individual, state last, first, middle name*)

650 S. CHERRY STREET, SUITE 1050 (Address) DENVER (City) CO (State) 80246 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/14

OATH OR AFFIRMATION

I, BRUCE FALKENBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FALKENBERG CAPITAL CORPORATION, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JACQUELINE V. GARDNER
NOTARY PUBLIC
STATE OF COLORADO
COMMISSION EXP JUNE 13, 2016

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	DECEMBER 31, 2014	DECEMBER 31, 2013
CURRENT ASSETS:		
Cash and cash equivalents	$ 548,271	$ 1,203,978
Due from officer	22,465	18,011
Other receivables	2,179	2,767
Total Current Assets	572,915	1,224,756
PROPERTY AND EQUIPMENT, at cost		
Office equipment and software	116,314	106,210
Furniture	63,662	63,662
	179,976	169,872
Less accumulated depreciation	179,976	169,872
	-	-
OTHER ASSET:		
Deposits	1,245	1,245
TOTAL ASSETS	$ 574,160	$ 1,226,001

The accompanying notes are an integral part of these financial statements.

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

LIABILITIES AND STOCKHOLDER'S EQUITY

	DECEMBER 31, 2014	DECEMBER 31, 2013
CURRENT LIABILITIES:		
Accounts payable	$ 15,429	$ 19,617
Accrued expenses	23,796	26,661
Total Current Liabilities	39,225	46,278
COMMITMENT (Note 5)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value; authorized 10,000 shares, 1,000 shares issued and outstanding	1,250	1,250
Additional paid-in capital	100,000	100,000
Retained earnings	433,685	1,078,473
Total Stockholder's Equity	534,935	1,179,723
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 574,160	$ 1,226,001

The accompanying notes are an integral part of these financial statements.